Datum – Date

August 17, 2004

Studsvik is preparing for growth

Studsvik is preparing for increased growth by creating a new organisation for better utilisation of the group's great business potential in the world market.

Jerry Ericsson has been appointed as Vice President and Deputy Chief Executive Officer. Jerry Ericsson will continue to act as CFO, but in his new position will assume a more operative role, which will include responsibility for the group's strategic development.

Four Strategic Business Area directors will take up duties in the period up to 1 October 2004. They are:

Sten-Olof Andersson, Director of ***Service and Maintenance***. Sten-Olof Andersson was previously President of two Studsvik companies - Studsvik RadWaste and Studsvik Nuclear – before taking up his position on 1 April 2002 as head of the group's central business development function. Sten-Olof Andersson will also continue to be responsible for business development at group level.

Leif Andersson, Director of ***Waste Treatment***. Leif Andersson is at present President of Studsvik RadWaste and has many years' involvement in the Studsvik group with genuine technical knowledge and market experience.

Kjell Westerberg, Director of ***Decommissioning***: Kjell Westerberg is at present President of the German subsidiary SINA. SINA carries on extensive activities in the field of decommissioning. Kjell will be succeeded as President of SINA by Ulf Kannengiesser, at present Vice President of SINA.

Mikael Karlsson, Director of ***Irradiation Services***. Mikael Karlsson has many years' experience of Studsvik's reactor-related activities. His responsibilities have included Studsvik's production and sale of silicon, as well as being project leader for several nuclear-related international projects.

The Chief Executive Officer **Hans-Bertil Håkanson** will function for a transitional period as Director of the Strategic Business Area **Operating Efficiency and Safety**.

In addition, **Eva Halldén** has been appointed as ***President of Studsvik Nuclear.*** Eva Halldén is at present President of Studsvik Partner AB and came to Studsvik about a year ago from an executive position at ABB Atom's fuel manufacturing facility in Västerås. The previous President of Studsvik Nuclear, Jean-Marc Holt, has left the group. A decision has also been made to merge the companies Studsvik Partner, Studsvik RadWaste and Studsvik Nuclear from 1 October. The intention is to improve business efficiency and the use of the common infrastructure at the Studsvik industrial site outside Nyköping. The change means that Studsvik Nuclear will take over the operations of the other two companies.

Dlw 8/30

"The organisatorial changes are an offensive move in a market with great potential and are being made to position Studsvik as a leading global service company for the nuclear industry," says CEO Hans-Bertil Håkansson in a comment.

STUDSVIK AB (publ)

For further information please contact Hans-Bertil Håkansson, President and Chief Executive Officer, tel +46 155 22 10 26 or +46 709 67 70 26.

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises six strategic business areas (SBA) – Operating Efficiency and Safety, Service and Maintenance, Waste Treatment, Decommissioning, Irradiation Services and Nuclear Medicine.

August 17, 2004

Studsvik AB (publ) – Interim Report, January – June 2004

- **Net sales for the Group increased by 7.5 per cent and amounted to SEK 567.9 million (528.2).**
- **Profit before tax amounted to SEK 17.0 million (20.3).**
- **Profit after tax amounted to SEK 13.9 million (8.3).**
- **Earnings per share amounted to SEK 1.71 (1.02).**
- **The Government licensed the continued operation of Studsvik's reactors.**
- **Studsvik's operations were subjected to regulatory review and obtained regulatory approval in accordance with the Swedish Environmental Code.**

Net Sales

During the second quarter, net sales amounted to SEK 311.6 million (298.7), and for the period of January to June, to SEK 567.9 million (528.2), which is an increase of 7.5 per cent. The increase is largely attributable to the Group's waste treatment operations in the USA and Sweden. The falling USD rate had a negative impact on net sales of SEK 11.0 million when the foreign subsidiaries' income statements were translated.

Sales abroad amounted to 72 (70) per cent of net sales.

Profit

Operating profit for the second quarter amounted to SEK 12.3 million (22.6), and for the period of January to June, to SEK 19.7 million (24.2). Foreign exchange effects only had a marginal impact on operating profit.

Profit before tax amounted to SEK 17.0 million (20.3) and after tax to SEK 13.9 million (8.3). The tax expense for the Group was lower than the previous year partly due to a tax deductible loss carryforwards in the US business.

Strategic Business Areas

The Group comprises six SBAs, which is the primary basis for segment reporting.

Operating Efficiency and Safety

Net sales for the SBA in the second quarter amounted to SEK 51.3 million (58.5), and for the period of January to June, to SEK 108.6 million (128.8). Operating profit for the second quarter amounted to SEK -2.5 million (2.3), and for the period of January to June, to SEK 2.2 million (7.5).

In spite of improved market conditions, reactor-related operations did not develop satisfactorily during the quarter, mainly due to delays resulting from technical production problems. The problems have been resolved and it is expected that most of the backlog will be handled during the second half of the year. A quality and efficiency improvement program is underway within the SBA. The program focuses on improving internal efficiency as well as on increasing volumes in reactor and laboratory-related operations. About SEK 2 million for the costs of organizational and personnel changes implemented during the quarter have been charged to income.

Studsvik is the first nuclear facility in Sweden to have had its existing operations reviewed and approved in accordance with the Swedish Environmental Code. This is the conclusion of an extensive examination of Studsvik's operations, an examination which included a comprehensive Environmental Impact Statement. The licenses, which are granted through Environmental Court verdicts, do not have a time limit. In June, the Government licensed the continued operation of Studsvik's R2 and R2-0 reactors for a further 10-year period.

Operations within in-core fuel management codes continued to show a satisfactory profitability. Net sales were somewhat lower than the previous year largely due to normal variations in the business. The market for in-core fuel management codes and for reactor-related testing operations continue to show a slightly positive development.

Foreign exchange effects only had a marginal impact on profit.

Service and Maintenance

Net sales for the SBA in the second quarter amounted to SEK 101.8 million (107.0), and for the period of January to June, to SEK 167.8 million (170.3) Operating profit for the second quarter amounted to SEK 3.9 million (10.8), and for the period of January to June, to SEK 1.8 million (8.0).

The pattern of annual refueling and maintenance outages in the nuclear industry has deviated from that of the previous year. The number of outage days up to and including the second quarter was lower and is expected to be lower for the year as a whole. At the same time, the outages on the German market are being conducted to shorter deadlines which means that Studsvik, in order to meet its obligations, is hiring sub-contractors to a greater extent than during the previous year. Altogether, this has resulted in somewhat lower sales

and mainly lower margins than in the previous year. Extensive reactor power increase and modernization programs are being planned and conducted at the Swedish nuclear power plants. The demand for services with a high technical content is increasing. The Group intends to consolidate its position within these segments through acquisitions.

Foreign exchange effects on net sales and operating profit were marginal.

Waste Treatment

Net sales for the SBA in the second quarter amounted to SEK 93.4 million (71.6), and for the period of January to June, to SEK 160.7 million (143.4). Operating profit for the second quarter amounted to SEK 21.5 million (11.1), and for the period of January to June, to SEK 29.4 million (19.5).

During the second quarter, the positive development of the Group's waste treatment operations in the USA and Europe continued. In Europe, the incineration operations continued to be stable at the same time that the treatment of metallic material increased. Production volumes in the US operations were marginally lower but the price level was higher compared with previous years. At the Swedish nuclear power plants, large components were replaced within the framework of the power increase programs and, in several countries, the closure of a number of reactors is being planned. At the same time, demand for waste management is increasing and, for this reason, the SBA has considerable growth potential.

The outlook for THOR Treatment Technologies LLC, which focuses on thc federal nuclear waste market in the USA, continues to be positive. Several potential projects are being discussed but the decision-making process is slow and is currently negatively affected by the coming Presidential elections in the USA. Important decisions are only expected a certain time after the elections.

Foreign exchange effects affected net sales and operating profit by SEK -9.8 million and SEK -1.4 million, respectively, compared with the previous year.

Decommissioning

Net sales for the SBA in the second quarter amounted to SEK 52.1 million (49.3), and for the period of January to June, to SEK 102.6 million (66.9). Operating profit for the second quarter amounted to SEK 6.0 million (4.9), and for the period of January to June, to SEK 13.9 million (7.2).

Business continued to show a positive development with a high capacity utilization. Business is currently largely focused on Germany where a further three nuclear reactors are entering the decommissioning phase this year and next year. In England and Italy, considerable decommissioning programs are

being planned and Studsvik intends to establish a presence in these markets through acquisitions and alliances.

The foreign exchange effects on net sales and operating profit were marginal.

Irradiation Services

Net sales for the SBA in the second quarter amounted to 18.7 million (21.9), and for the period of January to June, to SEK 36.8 million (42.3). Operating profit for the second quarter amounted to SEK -2.1 million (1.7), and for the period of January to June, to SEK -2.6 million (1.4).

In 2003, technology and methods were significantly improved in order to enhance production capacity for neutron-doped silicon. The work has been successful and silicon production and sales increased. Most of the SBA's decrease in net sales and profit is attributable to the decrease in sales of iodine-125. The decline is due to a decrease in orders from a major customer and this shortfall has not yet been replaced by new orders. New isotopes are being developed and will be successively launched. The market for neutron-doped silicon is stable and the market for medical isotopes is growing. The growth potential of the SBA is good.

The impact of foreign exchange effects on both net sales and operating profit was SEK 0.4 million, compared with the period of January to June of the previous year.

Nuclear Medicine

Net sales for the SBA in the second quarter amounted to SEK 0.4 million (0.7), and for the period of January to June, to SEK 0.4 million (0.8). Operating profit for the second quarter amounted to SEK -3.5 million (-2.8), and for the period of January to June, to SEK -6.6 million (-5.8).

Discussions with potential partners for Boron Neutron Capture Therapy (BNCT) operations continued during the period but have not led to concrete results. Studsvik has commissioned an independent team of medical experts to conduct a review of the commercial conditions for Studsvik's BNCT. The Group, which has access to all of the material from the concluded primary treatment study and from the independent pathological studies will present its report in October. The report will provide a basis for the Board's decision on the future direction of BNCT. Patients with tumor regrowth are currently undergoing BNCT within the framework of a second phase 2 study.

Investments

Investments for the Group during the second quarter amounted to SEK 16.0 million (74.0), and during the first half of the year, to SEK 23.5 million (79.0). Investments largely comprised re-investments. The acquisition of IFM is included in the comparative figures for the previous year.

Financial Position and Liquidity

Liquid assets amounted to SEK 258.0 million (114.5). Equity amounted to SEK 554.4 million (461.1). The equity-assets ratio amounted to 46.1 (41.9) per cent.

Interest-bearing liabilities amounted to SEK 217.3 million (226.5). Borrowing is conducted entirely in foreign currencies and mainly concerns the investment in the Erwin facility as well as the acquisition of SINA Industrieservice and IFM, Industrieanlagen Fritz & Marx.

Provisions include a provision for the future expenses for the management of spent nuclear fuel from the R2 reactor. The provision amounted to SEK 75.0 million (70.5) and is calculated as the present value of future payments for the management of spent nuclear fuel.

Cash Flow

Cash flow from operating activities before working capital changes amounted to SEK 56.9 million (71.3). The change in working capital amounted to SEK -60.6 million (-45.7). The increase in working capital is mainly due to a delayed payment to AB SVAFO which was made after the end of the month. The cash flow generated from operations after investments amounted to SEK -27.2 million (-53.4).

Organization and Personnel

The facility-intensive operations in Sweden are concentrated to the Studsvik industrial site outside Nyköping. A decision has been made to merge the operations in waste treatment, materials testing, irradiation services and real-estate management into one company. These operations are currently being conducted in three companies. The merger will reduce costs and improve the utilization of the joint infrastructure that is required to conduct these operations. The new legal structure will be introduced on October 1, 2004. The management functions have already been adapted to the new organization. This measure will not affect the SBA structure of the Group.

An extensive organizational and competence development program has been launched for 50 of the Group's senior executives. Directors have been appointed and will successively take up their positions in the new strategic business area organization which was launched at year-end. About SEK 4 million in costs for the program have been charged to parent company income for the second quarter. The purpose of the program is to develop an organization that can handle the Group's substantial business opportunities on the global market and, thereby, position Studsvik as a leading global service company in the nuclear industry.

The average number of employees during the first half of the year amounted to 1,353 (1,373).

Parent Company

The operations of the parent company comprise co-ordinating activities for the Group and the assets mainly consist of shares in subsidiaries. Net sales for the parent company during the second quarter amounted to SEK 0.3 million (-0.1), and during the first half of the year, to SEK 0.6 million (2.6). Operating profit for the second quarter amounted to SEK -11.7 million (-6.8), and for the first half of the year, to SEK -19.8 million (-15.4). The decrease in net sales is attributable to the transfer of an internal group service operation to Studsvik Partner AB from April 1, 2003 and the decrease in profit is due to the organizational development program which has been launched. Parent company investments amounted to SEK 0 million (0). Liquid assets amounted to SEK 185.9 million (54.8) and interest-bearing liabilities to SEK 79.5 million (84.3).

The Studsvik Share

During the second quarter, 270,000 shares were traded, which is a turnover of 4.5 per cent, excluding the shares held by Euroventures Nordica II B.V. The maximum price paid for a share during the second quarter was SEK 97.00 and the minimum, SEK 81.00. The opening price at the beginning of the year was SEK 98.00 and the closing price at the end of the second quarter was SEK 86.00.

Outlook

The outlook for general market conditions remains positive for 2004. However, there will be fewer and shorter refueling and maintenance outages in the German and Swedish nuclear power industry compared with 2003. Nevertheless, on the whole, it is expected that, for 2004, the Group will report a profit on a par with that of 2003. This assessment corresponds to the assessment made in the interim report for the first quarter 2004.

Changed Accounting Policies

From January 1, 2004, Studsvik AB is applying the Swedish Financial Accounting Standards Council's recommendation RR 29, "Remuneration to Employees", in the consolidated accounts. Through the application of RR 29, benefit-based pension plans in all of the subsidiaries of the group are being reported in accordance with the same policy. This has not entailed a material change in the pension liability compared with the annual accounts for 2003.

The model for distributing costs for reactor time has changed from 2004. The reactor is used by the Operating Efficiency and Safety SBA and the Irradiation Services SBA. The changed model better reflects the actual use of reactor positions and the consumption of reactor fuel. Furthermore, the model for the distribution of administrative costs between the Service and Maintenance SBA and the Decommissioning SBA has been changed. The comparative figures for the SBAs have been re-stated. Apart from this, the same accounting principles and calculation methods are applied as in the annual report for 2003.

Consolidated Income Statement Amounts in SEK million	Apr-June 2004	Apr-June 2003	Jan-June 2004	Jan-June 2003	Full Year 2003
Net sales	311.6	298.7	567.9	528.2	1,113.8
Cost of services sold	-240.5	-222.8	-440.3	-402.0	-842.5
Gross profit	**71.1**	**75.9**	**127.6**	**126.2**	**271.3**
Selling expenses	-9.7	-8.0	-18.0	-17.3	-34.8
Administrative expenses	-41.5	-37.8	-76.4	-68.3	-141.2
Research and development costs	-8.3	-9.5	-16.4	-19.2	-42.1
Other operating income	0.1	1.1	1.8	1.2	1.5
Other operating expenses	–	-0.4	-0.1	-0.4	-0.6
Result from participations in associated companies	0.6	1.3	1.2	2.0	7.3
Operating profit	**12.3**	**22.6**	**19.7**	**24.2**	**61.4**
Interest income and other similar profit/loss items	1.9	2.3	3.4	3.7	6.8
Interest expense and other similar profit/loss items	-3.3	-5.6	-6.1	-7.6	-15.9
Profit after financial items	**10.9**	**19.3**	**17.0**	**20.3**	**52.3**
Tax	0.3	-9.8	-3.1	-12.0	-20.4
Profit for the period	**11.2**	**9.5**	**13.9**	**8.3**	**31.9**
Earnings per share before dilution, SEK	1.38	1.17	1.71	1.02	3.93
Earnings per share after dilution, SEK	1.36	1.17	1.69	1.02	3.88

Condensed Consolidated Balance Sheet Amounts in SEK million	**June 2004**	**June 2003**	**Full Year 2003**
Assets			
Goodwill	117.0	127.1	123.4
Other intangible fixed assets	9.6	10.5	9.8
Tangible fixed assets	467.8	508.7	475.5
Financial fixed assets	41.5	31.7	31.3
Inventories etc	9.8	24.7	16.8
Accounts receivable – trade	185.8	164.0	163.6
Other current receivables	112.4	120.3	62.1
Cash and bank balances	258.0	114.5	299.9
Total assets	**1,201.9**	**1,101.5**	**1,182.4**
Equity and liabilities			
Equity	554.4	461.1	531.3
Provisions	163.0	167.1	163.0
Long-term liabilities	218.2	224.3	223.1
Current liabilities	266.3	249.0	265.0
Total liabilities and equity	**1,201.9**	**1,101.5**	**1,182.4**
Pledged assets	**159.7**	**166.8**	**165.1**
Contingent liabilities	**13.2**	**39.4**	**5.5**

Changes in equity Amounts in SEK million	**June 2004**	**June 2003**	**Full Year 2003**
Equity at the beginning of the period	531.3	466.2	466.2
Net result for the period	13.9	8.3	31.9
Change in translation differences [1)]	9.2	-13.4	33.2
Equity at the end of the period	554.4	461.1	531.3

1) The change primarily concerns the translation differences arising in the consolidated accounts from the translation of an intragroup loan between Studsvik AB and the subsidiary. Studsvik. Inc.

Condensed Consolidated Cash Flow Statement Amounts in SEK million	**June 2004**	**June 2003**	**Full Year 2003**
Operating activities			
Operating profit	19.7	24.2	61.4
Depreciation	48.2	47.6	95.3
Other non-cash items	-1.7	16.7	-0.2
	66.2	**88.5**	**156.5**
Financial items, net	-2.7	-3.9	-9.6
Income tax paid	-6.6	-13.3	-17.3
Cash flow generated from operations before working capital changes	**56.9**	**71.3**	**129.6**
Working capital changes	-60.6	-45.7	28.5
Cash flow from operating activities	**-3.7**	**25.6**	**158.1**
Investing activities			
Investments	-23.5	-79.0	-119.6
Other changes from investing activities	-9.5	-0.3	18.2
Cash flow from investing activities	**-33.0**	**-79.3**	**-101.4**
Financing activities			
Change, borrowings	-5.4	47.9	35.1
Capital gains on conversion of forward contracts	–	–	90.3
Cash flow from financing activities	**-5.4**	**47.9**	**125.4**
Change in liquid assets	**-42.1**	**-5.8**	**182.1**
Liquid assets at the beginning of the year	**299.9**	**120.5**	**120.5**
Translation difference, liquid assets	**0.2**	**-0.2**	**-2.7**
Liquid assets at the end of the period	**258.0**	**114.5**	**299.9**

Financial Ratios for the Group* Amounts in SEK million	**June 2004**	**June 2003**	**Full Year 2003**
Operating profit			
Operating profit before depreciation	69.7	71.8	156.7
Operating profit before amortization of goodwill	28.9	29.9	76.5
Margins			
Operating margin before depreciation, %	12.0	13.6	14.1
Operating margin before amortization of goodwill, %	5.1	5.7	6.9
Operating margin, %	3.5	4.6	5.5
Profit margin, %	3.0	3.8	4.7
Profitability			
Return on operating capital, %	8.1	8.6	12.3
Return on capital employed, %	6.0	8.2	9.6
Return on equity, %	5.1	3.6	6.4
Capital structure			
Total capital	1,201.9	1,101.5	1,182.4
Operating capital	523.3	573.3	450.4
Capital employed	781.2	687.8	750.4
Equity	554.4	461.1	531.3
Net interest-bearing debt	-31.4	112.0	-81.1
Net debt-equity ratio (times)	-0.1	0.2	-0.2
Interest cover	3.8	3.7	4.3
Equity-assets ratio, %	46.1	41.9	44.9
Cash flow			
Degree of self-financing (times)	0.2	0.3	1.3
Investments	23.5	79.0	119.6
Employees			
Average number of employees	1,353	1,373	1,313
Net sales per employee	0.9	0.8	0.8

* For definitions, see Studsvik's Annual Report 2003.

Data per share Amounts in SEK	**Apr-June 2004**	**Apr-June 2003**	**Jan-June 2004**	**Jan-June 2003**	**Full Year 2003**
Number of shares at the end of the period	8,114,211	8,114,211	8,114,211	8,114,211	8,114,211
Average number of shares	8,114,211	8,114,211	8,114,211	8,114,211	8,114,211
Earnings per share before dilution	1.38	1.17	1.71	1.02	3.93
Earnings per share after dilution	1.36	1.17	1.69	1.02	3.88
Equity per share	68.50	56.82	68.50	56.82	65.48

Net sales per geographical segment Amounts in SEK million	**Apr-June 2004**	**Apr-June 2003**	**Jan-June 2004**	**Jan-June 2003**	**Full Year 2003**
Sweden	86.4	91.9	160.7	157.7	344.3
Europe, excl Sweden	144.8	137.9	261.4	217.6	471.9
North America	70.4	58.2	126.4	131.4	262.5
Asia	7.5	9.6	18.7	19.4	30.0
Other markets	2.5	1.1	0.7	2.1	5.1
Total	**311.6**	**298.7**	**567.9**	**528.2**	**1,113.8**

Financial data per SBA Amounts in SEK million	**Apr-June 2004**	**Apr-June 2003**	**Jan-June 2004**	**Jan-June 2003**	**Full Year 2003**
Operating Efficiency and Safety					
Net sales	51.3	58.5	108.6	128.8	246.4
Operating profit	-2.5	2.3	2.2	7.5	21.3
Assets	305.3	320.1	305.3	320.1	309.8
Liabilities	221.3	223.6	220.4	223.6	207.8
Investments	3.8	11.9	8.3	14.9	45.1
Depreciation and amortization	5.9	7.5	11.8	15.1	37.6
Average number of employees	201	221	191	221	214
Service and Maintenance					
Net sales	101.8	107.0	167.8	170.3	375.9
Operating profit	3.9	10.8	1.8	8.0	27.9
Assets	202.6	167.2	202.6	167.2	128.8
Liabilities	221.9	189.1	221.9	189.1	179.6
Investments	1.9	5.9	3.0	5.9	14.1
Depreciation and amortization	2.7	3.4	5.4	6.5	17.8
Average number of employees	712	887	734	887	809

Waste Treatment	Apr-June 2004	Apr-June 2003	Jan-June 2004	Jan-June 2003	Full Year 2003
Net sales	93.4	71.6	160.7	143.4	295.5
Operating profit	21.5	11.1	29.4	19.5	40.0
Assets	425.2	474.2	425.2	474.2	434.4
Liabilities	415.2	477.6	415.2	477.6	440.7
Investments	4.2	1.2	5.9	2.3	3.2
Depreciation and amortization	7.8	8.6	15.5	17.7	33.2
Average number of employees	117	63	117	59	81
Decommissioning					
Net sales	52.1	49.3	102.6	66.9	156.1
Operating profit	6.0	4.9	13.9	7.2	15.0
Assets	125.6	164.1	125.6	164.1	165.6
Liabilities	56.0	100.0	56.0	100.0	74.0
Investments	2.0	55.1	2.7	55.1	56.0
Depreciation and amortization	3.8	2.1	6.5	3.0	6.3
Average number of employees	248	143	248	132	151
Irradiation Services					
Net sales	18.7	21.9	36.8	42.3	74.9
Operating profit	-2.1	1.7	-2.6	1.4	5.8
Assets	33.0	31.0	33.0	31.0	40.0
Liabilities	42.7	29.6	42.7	29.6	39.9
Investments	–	–	–	0.6	0.9
Depreciation and amortization	4.0	3.0	8.3	5.8	1.5
Average number of employees	15	16	15	16	16
Nuclear Medicine					
Net sales	0.4	0.7	0.4	0.8	1.2
Operating profit	-3.5	-2.8	-6.6	-5.8	-12.1
Assets	5.0	7.1	5.0	7.1	16.0
Liabilities	9.8	7.0	9.8	7.0	15.9
Investments	0.0	–	0.0	–	0.0
Depreciation and amortization	0.0	0.0	0.0	0.0	0.0
Average number of employees	5	5	5	5	5

August 17, 2004

Forthcoming Financial Information

Interim report, January-September 2004 October 27, 2004

Nyköping, August 17, 2004

STUDSVIK AB (publ)

On behalf of the Board of Directors

Hans-Bertil Håkansson
President

For further information contact

Hans-Bertil Håkansson, President and Chief Executive Officer, +46 155 22 10 26 or +46 709 67 70 26 (cell phone).
Jerry Ericsson, Chief Financial Officer, +46 155 22 10 32 or +46 709 67 70 32 (cell phone).

See also www.studsvik.se

This interim report has not been reviewed by the company's auditors.

Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental. safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises six strategic business areas (SBA) – Operating Efficiency and Safety, Service and Maintenance, Waste Treatment, Decommissioning, Irradiation Services and Nuclear Medicine.

Studsvik AB (publ)

Org No	556501-0997
Address	SE-611 82 Nyköping Sweden
Phone	+46 155 22 10 00